Filed by Sun Bancorp, Inc.
                                                     Pursuant to Rule 425 of the
                                         Securities Act of 1933 and deemed filed
                                                  Pursuant to Rule 14a-12 of the
                                                 Securities Exchange Act of 1934
                                                              Subject Companies:
                                Sun Bancorp, Inc.(Commission File No. 000-20957)
                 Community Bancorp of New Jersey (Commission File No. 000-26587)






                                Sun Bancorp, Inc.

                                 Acquisition of

                         Community Bancorp of New Jersey



                                February 17, 2004



            "Executing on Our Plan to be the Premier Community Bank
                          in Every Community we Serve"

Forward-Looking Information
--------------------------------------------------------------------------------

During the course of this presentation, management may make projections and forward-looking statements regarding events or the future financial performance of Sun Bancorp. We wish to caution you that these forward-looking statements involve certain risks and uncertainties, including a variety of factors that may cause Sun Bancorp's actual results to differ materially from the anticipated results expressed in these forward-looking statements. Investors are cautioned not to place undue reliance on these forward-looking statements and are advised to review the risk factors that may affect Sun Bancorp's operating results in documents filed by Sun Bancorp with the Securities and Exchange Commission, including the Quarterly Report on Form 10-Q, the Annual report on Form 10-K and other required filings. Sun Bancorp assumes no duty to update the forward-looking statements made in this presentation.

Transaction Summary
--------------------------------------------------------------------------------

Fixed Exchange Ratio:                   0.830 shares of SNBC for each share
                                        of CBNJ

Structure:                              100% Stock

Purchase Price Per CBNJ Share(1):       $22.35

Aggregate Purchase Price(1):            $83.2 million

Cash Dividend:                          Special one-time cash dividend of
                                        $0.75 to CBNJ shareholders
                                        (approx. $2.5 million in aggregate)

Treatment of Options:                   Rolled into SNBC equivalent options

Walk-away:                              Double Trigger (15% absolute decline
                                        and 17.5% relative to an index group)

Termination Fee:                        $3.25 million

Due Diligence:                          Completed

Board Representation:                   3 Board Seats




(1) Prices as of February 13, 2004.

Transaction Summary
--------------------------------------------------------------------------------

                                                        New Jersey Commercial
                                                         Bank Transactions(1)
                                                        ------------------------
                                        SNBC/CBNJ       High    Median    Low
                                        ----------------------------------------

Multiple of Tangible Book:                 316%         374%     294%     258%

Multiple of LTM EPS:                      33.4x        31.9x    23.5x    17.9x

Multiple of Relative EPS(2):               1.2x         2.1x     1.6x     1.3x

Percentage of Deposits:                   23.2%        36.5%    29.3%    18.8%

Core Deposit Premium(3):                  17.7%        25.5%    23.5%    15.3%

Premium to Current Market(4):              9.3%        68.5%    36.8%     5.2%




(1)  Based on commercial bank transactions in New Jersey since January 1, 2003.
(2) Multiple of Relative EPS is calculated by dividing the deal multiple of LTM EPS by the acquirer's trading multiple of LTM EPS.
(3)  Assumes non- core deposits are approximately 10% of total deposits.
(4)  Prices as of February 13, 2004.

Overview of CBNJ
--------------------------------------------------------------------------------

o Valuable franchise in one of the most affluent and densely populated residential and business markets in United States

o Established in 1997 to meet the needs of Monmouth County community that were underserved after consolidations

o    Has grown profitably to over $400 million in assets in 6 years of operation

o 8th largest deposit share in Monmouth County with 8 branches in prime locations

o    Superior asset quality and liquid balance sheet



                                 SNBC           CBNJ            Combined
--------------------------------------------------------------------------------
        Assets:                 $2,600          $428            $3,028

        Net Loans:               1,364           199             1,563

        Deposits:                2,111           326             2,437

        Common Equity:             186            24               210
--------------------------------------------------------------------------------
     As of December 31, 2003 ($ in millions); combined numbers do not reflect purchase accounting adjustments.

Strategically Attractive
--------------------------------------------------------------------------------

o Consistent with SNBC's goal to become the dominant community bank in the strong and growing south-central NJ market

o Enhances SNBC's ability to originate loans in Monmouth County, the most rapidly growing business lending area in our market

o Significantly increases SNBC's brand and business share in Monmouth County and bridges a gap in our footprint between Monmouth, Middlesex and Mercer Counties

o Augments SNBC's branch rationalization strategy by re-deploying capital to improve profitability and growth

Financially Compelling
--------------------------------------------------------------------------------

o    Immediately accretive to GAAP EPS in 2004, approximately $0.08 accretive in
     2005

o    Capital will remain at well capitalized levels

o Tangible book value will be restored to its current level within one year of closing

o Readily achievable cost savings with 2 branch and back office consolidation opportunities; we estimate $3 million pre-tax in 2005 or approximately 27% of the target's projected non-interest expense and 3.5% of combined non-interest expense

o Core deposit intangibles equal to 3% of CBNJ core deposits, amortized over 10 years straight line

o We assumed no incremental share repurchases, leverage of capital or revenue enhancements

o    Anticipated closing date in the 3rd quarter of 2004

Branch Rationalization
--------------------------------------------------------------------------------

o    Concurrently,   we  are   accelerating   our   planned   2004-2005   branch
     rationalization program into 2004

o    Consolidation of 14 under-performing branches this year

o We expect to complete the branch restructurings by December 2004 and to incur a pre-tax restructuring charge of approximately $2.3 million, or $0.11 per share after taxes

o    Going  forward,  we  anticipate  the  branch   consolidations/sales  to  be
     accretive by $0.10 per share annually

Branch Rationalization
--------------------------------------------------------------------------------

                                                          Total    Avg. Deposits
                                          No. of       Deposits          /Branch
                                        Branches    ($ Millions)    ($ Millions)
--------------------------------------------------------------------------------
Dec. 31, 2000                                 70          $1,428           $20.4

Dec. 31, 2001 (+3 / -1)                       72           1,573            21.9

Dec. 31, 2002 (+2 / -1)                       73           1,703            23.3

Dec. 31, 2003 (+8(1) / -5)                    76           2,111            27.8
--------------------------------------------------------------------------------

- Consolidation/Sale of Branches(2)          -14            -108             7.7

+ Acquisition of CBNJ                         +8            +326            40.8

--------------------------------------------------------------------------------
Pro Forma                                     70           2,329            33.3
--------------------------------------------------------------------------------

(1)  Eight  branches were acquired from New York  Community  Bancorp in December
     2003
(2) Total deposits and average deposits per branch represent anticipated run-off as a result of consolidations and closings

Overview of Management
--------------------------------------------------------------------------------

o SNBC and CBNJ share a common goal to utilize management's and the Board's market knowledge to grow the business

o SNBC will add 3 existing CBNJ directors to the combined company's Board of Directors

o A Monmouth County Advisory Board will serve to promote SNBC's business in the community

o SNBC is proud to have CBNJ's experienced officers join its team with greater capabilities at the combined company

Attractive Demographics of Monmouth County
--------------------------------------------------------------------------------

                                                          Monmouth      Monmouth
                                                       Rank out of   Rank out of
                                      Monmouth           SNBC's 13       NJ's 21
                                        County         NJ Counties      Counties
--------------------------------------------------------------------------------
Total Deposits                      $12.7 billion               #2            #6

Small Businesses                           54,712               #1            #3

2003 SBA Loan Approvals                       203               #3            #4



                                                            SNBC's    New Jersey
                                                       Market Avg.    State Avg.
--------------------------------------------------------------------------------
Proj. Population Growth (2010)             10.52%            7.51%         5.55%

Median Household Income                   $71,562          $56,668       $61,179

Pro Forma Franchise Locations
--------------------------------------------------------------------------------



[GRAPHIC OMITTED]

Pro Forma Deposit Market Share
--------------------------------------------------------------------------------

o SNBC becomes the largest community focused commercial bank in Monmouth County behind 4 super-regional banks and 3 savings institutions

                                                 Deposits       Market
Rank    Institution                   Branches     ($000)       Share(%)
--------------------------------------------------------------------------------
1       Bank of America Corp.           64      2,192,926       17.26
2       Wachovia Corp.                  50      1,966,604       15.48
3       Sovereign Bancorp Inc.          30      1,758,184       13.84
4       PNC Financial Services Group    29        935,735        7.37
5       Investors Bancorp MHC            9        917,954        7.23
6       Commerce Bancorp Inc.           19        885,657        6.97
7       Hudson City Bancorp Inc. (MHC)   4        580,912        4.57
--------------------------------------------------------------------------------
8       Sun Bancorp Pro Forma           10        412,985        3.25
--------------------------------------------------------------------------------
8       Community Bancorp of NJ          8        344,385        2.71
--------------------------------------------------------------------------------
9       Provident Financial Services    12        335,396        2.64
10      Shrewsbury Bancorp              11        325,308        2.56
11      Independence Comm. Bank Corp.    2        303,196        2.39
12      MSB Mutual Holding Company       4        295,252        2.32
13      Bank of New York Co.             7        276,268        2.17
14      Monmouth Community Bancorp       6        188,380        1.48
15      Freehold S&LA                    2        165,815        1.31
16      Allaire Community Bank           5        138,412        1.09
17      Columbia Savings Bank M.H.C.     3        132,054        1.04
18      Two River Community Bank         6        127,604        1.00
19      North Fork Bancorp.              8        125,833        0.99
20      Amboy Bancorporation             6        115,891        0.91
21      Washington Mutual Inc.           3        105,394        0.83
22      First Washington FinancialCorp   4         91,559        0.72
23      OceanFirst Financial Corp.       2         88,976        0.70
--------------------------------------------------------------------------------
24      Sun Bancorp Inc.                 5         88,193        0.69
--------------------------------------------------------------------------------

Source:  SNL Financial (as of June 2003)

Loan and Deposit Composition
--------------------------------------------------------------------------------






[GRAPHIC OMITTED]

Strong Asset Quality
--------------------------------------------------------------------------------

At or for the year ended December 31, 2003


                                                SNBC            CBNJ
--------------------------------------------------------------------------------

Non-Performing Assets / Total Assets            1.00%           0.00%

Non-Performing Assets / Gross Loans             1.88%           0.00%

Reserves / Gross Loans                          1.27%           1.30%

Net Charges-Offs / Average Loans                0.26%           0.00%

Conclusion
--------------------------------------------------------------------------------

"Our Mission Is To Be The Premier Community Bank in Every Community We Serve"

o    Immediately accretive to GAAP EPS

o Accelerates the transformation of SNBC's branch network to directly benefit the bottom line

o Bolsters our ability to originate commercial, small business and SBA loans in one of SNBC's best markets

o Similar corporate culture and philosophy ensures continuity of service to existing customers and generation of new business without interruption

o A low risk, strategically important acquisition and the most important step to date towards our goal to become the premier bank in central and southern New Jersey

--------------------------------------------------------------------------------

Sun and Community will jointly file proxy materials with the Securities and Exchange Commission ("SEC") which will set forth the complete details of the merger. WE URGE INVESTORS TO CAREFULLY READ THE PROXY MATERIALS WHEN FILED WITH THE SEC BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. Investors will be able to obtain a copy of the proxy materials free of charge at the SEC's web site at www.sec.gov.

The materials may also be obtained for free by directing a written request to Sun Bancorp, Inc. 226 Landis Avenue, Vineland, New Jersey 08360, Attention:
Secretary, and to Community Bancorp of New Jersey, 3535 Route 9 North, Freehold, New Jersey 07728 Attention: Secretary. INVESTORS SHOULD READ THE PROXY MATERIALS BEFORE MAKING A DECISION REGARDING THE MERGER.

Sun and Community, and their directors and executive officers, may be deemed to be "participants" in Sun's and Community's solicitation of proxies in connection with the proposed merger. Information regarding the Sun's participants, including their holdings of Sun stock, is contained in Sun's annual meeting proxy materials filed with the SEC on April 17, 2003. Information regarding the Community's participants, including their holdings of Community stock, is contained in Community's annual meeting proxy materials filed with the SEC on March 28, 2003.